UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
915 & Main, LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    South Carolina

    Date of organization
    January 30, 2017

Physical address of issuer
306 Randall St., Greenville, SC 29609

Website of issuer
https://unionhouse.city/

Current number of employees
0

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$482,962.32	$480,348.00
Cash & Cash Equivalents	$2,614.78	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$1,918,886.00	$336,870.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,949,559.00	-$42,039.00

AUGUST 16, 2023

FORM C-AR

915 & Main, LLC



UNION HOUSE

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by 915 & Main, LLC, a South Carolina Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://unionhouse.city/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is August 16, 2023.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating, and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY...7
SUMMARY...7
    The Property..8
    The Property..8
RISK FACTORS...8
RISK FACTORS...8
    Risks Related to the Company's Business and Industry.......................................8
    Risks Related to the Company's Business and Industry.......................................8
PROPERTY AND THE BUSINESS...19
PROPERTY AND THE BUSINESS...19
    Description of the Property..20
    Description of the Property..20
    Business Plan...21
    Business Plan...21
    Managing Entity..21
    Managing Entity..21
    Litigation...21
    Litigation...21
    Other...21
    Other...21
DIRECTORS, OFFICERS AND EMPLOYEES..21
DIRECTORS, OFFICERS AND EMPLOYEES..21
    Directors..21
    Directors..21
    Officers of the Company..22
    Officers of the Company..22
    Employees...23
    Employees...23
CAPITALIZATION AND OWNERSHIP...23
CAPITALIZATION AND OWNERSHIP...23
    Capitalization..23
    Capitalization..23
    Ownership...25
    Ownership...25
FINANCIAL INFORMATION...26
FINANCIAL INFORMATION...26
    Operations...26
    Operations...26
    Liquidity and Capital Resources...26

    Liquidity and Capital Resources..26
    Capital Expenditures and Other Obligations...26
    Capital Expenditures and Other Obligations...26
    Material Changes and Other Information..26
    Material Changes and Other Information..26
    Trends and Uncertainties...26
    Trends and Uncertainties...26
    Restrictions on Transfer..27
    Restrictions on Transfer..27
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.............27
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST.............27
    Related Person Transactions..27
    Related Person Transactions..27
    Conflicts of Interest..27
    Conflicts of Interest..27
OTHER INFORMATION...28
OTHER INFORMATION...28
    Bad Actor Disclosure..28
    Bad Actor Disclosure..28
EXHIBITS...31
EXHIBITS...31
    EXHIBIT A..32
    EXHIBIT A..32

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

915 & Main, LLC (the "Company") is a South Carolina Limited Liability Company, formed on January 30, 2017.

The Company is located at 306 Randall St., Greenville, SC 29609.

The Company's website is https://unionhouse.city/.

The information available on or through our website is not a part of this Form C-AR.

The Property

Property name	Address	Property type
915 + Main, LLC / Union House	915 Rutherford Rd, Greenville, SC 29609	Multi-tenant residential

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of South Carolina on January 30, 2017. We have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties,

complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase in the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Matt McPheely who has been Manager and Member since inception of the Company. The loss of Matt McPheely could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Matt McPheely in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these individuals die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is

made.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and

Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected.

Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which.

may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be.

predicted.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including demand for

office space, financial stability of tenants, and the health of our staff. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious

diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us,

if at all.

Our future cash flow is dependent on the performance of our tenants.
We are subject to risks that financial distress, default or bankruptcy of our tenants may lead to vacancy at our properties or disruption in rent receipts as a result of partial payment or nonpayment of rent or that expiring leases may not be renewed. Under unfavorable general economic conditions, such as poor consumer sentiment, inflation, inclement weather or natural disaster, there

can be no assurance that our tenants' level of sales and financial performance generally will not be adversely affected, which in turn, could negatively impact our rental revenues.

Competition could limit our ability to operate our business profitably.

Our real estate project will compete with other similarly situated and well-capitalized competitors to attract customers and tenants. Our competitors' properties may be high-quality, in a desirable location or have leasing terms competitive to what we can provide. In addition, our ability to compete and generate favorable returns depends upon, among other factors, trends of the national and local economies, the financial condition and liquidity of current and prospective renters, availability and cost of capital, taxes and governmental regulations. Given our competition, we cannot assure you that it will be successful in generating expected returns, which would materially and adversely affect our business and results of operations.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our properties.

Although we intend to obtain insurance for our properties, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the damaged properties, as well as the anticipated future cash flows from those properties. In addition, if the damaged properties are subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if these properties were irreparably damaged. In addition, certain of our properties may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of one of our properties, we may not be able to rebuild such property to its existing specifications and otherwise may have to upgrade such property to meet current code requirements.

Our business is dependent on perceptions by tenants of the convenience and attractiveness of our properties, and our inability to maintain a positive perception may adversely affect our revenues.

We are dependent on perceptions by tenants of the safety, convenience and attractiveness of our properties. If tenants perceive competing properties and other options to be more convenient or of a higher quality, our revenues may be adversely affected.

Our inability to enter into renewal or new leases with tenants on favorable terms or at all for all or a substantial portion of space that is subject to expiring leases would adversely affect our business.

Our properties generate revenue through rental payments made by tenants of the properties. Upon the expiry of any lease, there can be no assurance that the lease will be renewed or the tenant replaced. The terms of any renewal or replacement lease may be less favorable to us than the existing lease. We would be adversely affected, in particular, if any major tenant ceases to be a tenant and cannot be replaced on similar or better terms or at all. Additionally, we may not be able to lease our properties to an appropriate mix of tenants. Retail tenants may negotiate leases containing exclusive rights to sell particular types of merchandise or services within a particular retail property. These provisions may limit the number and types of prospective tenants for the vacant space in such properties.

Our dependence on third-party subcontractors and equipment and material providers could result in material shortages and project delays and could reduce our profits or result in project losses, which could adversely affect our business.

We rely on third-party subcontractors and equipment and material providers. For example, we procure equipment and construction materials as needed when engaged in large construction projects. To the extent that we cannot engage subcontractors or acquire equipment and materials at reasonable costs or if the amount we are required to pay for subcontractors or equipment exceeds

our estimates, our ability to complete a construction project in a timely fashion or at a profit may be impaired. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials are needed, which may materially adversely affect us, including our results of operations and cash flow.

General economic conditions could have an adverse effect on our business and results of operations.

Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased.

commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant

recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Uninsured losses may adversely affect our business.

We carry property and liability insurance policies with respect to the properties. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Should a property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we have elected to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to one or more properties. This could have an adverse effect on our business and the results of operations.

Inflation or deflation may adversely affect our results of operations and cash flows.

Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

Increasing interest rates may adversely affect us.

Amounts outstanding under our credit agreements bear interest at variable interest rates. When interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes. An increase in interest rates could decrease the amount buyers may be willing to pay for our

properties, thereby reducing the market value of our properties and limiting our ability to sell properties or to obtain mortgage financing secured by our properties. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to

us for any such equity or debt offering.

We depend on tenants, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a decrease in our rental income, which could have an adverse effect on us.

The inability of a single significant tenant or multiple tenants to pay rent or the bankruptcy or insolvency of such tenant(s) may adversely affect the income produced by our properties. If any of these tenants were to experience a downturn in its business or a weakening of its financial condition resulting in its failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. In many cases, we may have made substantial initial investments in the applicable leases through tenant improvement allowances and other concessions that we may not be able to recover. Any such event could have an adverse effect on us and our results of operations.

Our failure to effectively develop and operate mixed-use properties could have an adverse effect on us, including our cash flows, results of operations and growth prospects.

Our business strategy depends significantly on our ability to leverage our extensive experience in completing and operating mixed-use projects. If we fail to maintain a track record of success, it could have a material adverse effect on our growth prospects.

The Securities represent an investment in a single type of property in a single geographic location, and are not a diversified investment.

The financial distress, default or bankruptcy of our tenants would have an adverse effect on our business.

The financial distress, default or bankruptcy of our tenants may also lead to protracted and expensive processes for retaking control of our properties than would otherwise be the case, including, eviction or other legal proceedings related to or resulting from the tenant's default. If a tenant files for bankruptcy protection it is possible that we would recover substantially less than the full value of our claims against the tenant. If our tenants do not perform their lease obligations; or we are unable to renew existing leases and promptly recapture and re-let or sell our properties; or if lease terms upon renewal or re-letting are less favorable than current or historical lease terms; or if the values of properties that we sell are adversely affected by market conditions; or if we incur significant costs or disruption related to or resulting from tenant financial distress, default or bankruptcy; then our cash flow could be significantly adversely affected.

No current tenants or LOIs.

At this early stage in the project, there are no commitments garnered for occupancy. This will be a critical step in the success of the business to produce revenue.

If rents in our markets do not increase sufficiently to keep pace with rising costs of operations, our operating results will decline.

The success of our business model will substantially depend on conditions in the commercial rental property market in our geographic markets. Our business depends on assumptions about, among other things, occupancy and rent levels. If those assumptions prove to be inaccurate, our operating results will be worse than expected.

Insurance held by the tenant may be insufficient to cover damage and/or losses.

Although we require our tenant's to carry insurance, they may fail to do so or may carry insufficient insurance to cover all losses. In such case, we may have to pay for replacements or repairs in order to restore the property to its prior condition. Due to the tenant's loss they may not be able to indemnify or reimburse us for such expenses which could adversely affect our business and results of operations.

In certain circumstances, the tenant may assign their lease without our consent.

Certain leases allow the tenant to assign the lease to a third party under certain conditions without our consent. We may not approve of such replacement tenant and such tenant may not possess the required credentials of one of our tenants. Regardless, we must accept such assignee and the risk such tenant poses to our property and ability to collect rents necessary for our business.

We may obtain only limited warranties when we purchase a property and would have only limited recourse in the event our due diligence did not identify any issues that lower the value of our property.

The seller of a property often sells such property in its "as is" condition on a "where is" basis and "with all faults" without any warranties of merchantability or fitness for a particular use or purpose. In addition, purchase and sale agreements may contain only limited warranties, representations and indemnifications that will only survive for a limited period after the closing. The purchase of

properties with limited warranties increases the risk that we may lose some or all of our invested capital in the property, as well as the loss of rental revenue from that property, which could negatively affect our business and the value of your investment.

To date, we have not generated revenue and do not foresee generating any revenue until completion of the project.
We are a startup Company, and our business model currently focuses on completing site work requirements, renovations, and design costs, rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so. We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with our business) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately 3 to 6 months, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

Bank debt and priority position.
The Company currently has an approved $2.775 million construction loan and the bank holds the first position lien on the property.

Member debt.
Matthew McPheely has loaned the company $233,000 for expenses that is intended to be reimbursed as funding allows.

Additional capital required.
A minimum of $300,000 of equity capital is needed to complete the project and make ready for occupancy.

We may face obstacles in obtaining capital.
We may have difficulty raising capital in the future, as well as the inherent business risks associated with our company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, or reduce the scope of our developments, renovations, or marketing efforts, any of which may materially harm our business and results of operations.

We depend on third party service providers, suppliers and licensors in the development of the property.
In certain instances, we rely on single or limited service providers and outsourcing vendors or subcontractors because the relationship is advantageous due to quality, price, or lack of

alternative sources. If production or service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in developing and maintain the property, including construction delays, cost overruns and redesigns. If outsourcing services are interrupted or not performed or the performance is poor, this could impact our ability to execute our business plan and provide a return to our investors.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our properties, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenants ability to conduct their businesses.

Permitting Risk.

The business may not obtain all necessary state and/or local permits that are required to build and house tenants.

Going Concern.

The reviewed financials disclose certain conditions that raise an uncertainty about the Company's ability to continue as a going concern.

The Class C LLC/Membership Interests will not be freely tradable until one year from the initial purchase date. Although the Class C LLC/Membership Interests may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Class C LLC/Membership Interests. Because the Class C LLC/Membership Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Class C LLC/Membership Interests have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Class C LLC/Membership Interests may also adversely affect the price that you might be able to obtain for the Class C LLC/Membership Interests in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and

not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulations applicable to the Company.

No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.

Prior to the Offering the Company's current owner, Matt McPheely, owns 100.0% of the Company. Subject to any fiduciary duties owed to our other owners or investors under South Carolina law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline.

The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering deadline stated herein is reached. Your investment will not be accruing interest during this time and will simply be held until such time as the new Offering deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you.

Your ownership of the Securities will be subject to dilution.

Owners of Securities do not have preemptive rights. If the Company conducts subsequent Offerings or issuances of Securities, Purchasers in this Offering who do not participate in those other Securities issuances will experience dilution in their percentage ownership of the

Company's outstanding Securities. Furthermore, Purchasers may experience a dilution in the value of them.

interests depending on the terms and pricing of any future Securities issuances (including the Securities being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness.
As such, the Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Securities and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial

Insufficient Distributions for Tax Purposes
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company.

members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Limitation of Manager's Liability
The Company's Limited Liability Company Operating Agreement provides that the Managing Member and the Company's agents, attorneys, affiliates and employees will be indemnified against costs and expenses incurred in connection with, and will not be liable to the Company or a Purchaser for, any action taken, or failure to act, on behalf of the Company in connection with the business of the Company, determined by the Managing Member to be taken in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the Company. Therefore, a Purchaser may have a more limited right of action against the Managing Member than would be available if these provisions were not contained in the Company's Limited Liability Operating Agreement.

Purchasers Will Not Participate in Management
Our Managing Member has full responsibility for managing our Company. The Purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The Purchasers may not vote their Securities in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under South Carolina law. Please consult the Limited Liability Operating Agreement.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to affect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

Income Tax Risks
Each prospective Purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Securities. Certain prospective Purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Audit by Internal Revenue Service
Information tax returns filed by the Company are subject to audit by the Internal Revenue Service. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each Purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the Purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a Purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Securities offered hereby.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

PROPERTY AND THE BUSINESS

The Company has 1 material properties, each described below.

Description of the Property

The 915 + Main, LLC / Union House was acquired on 2017-02-09 and the following material improvements have been made since that time:
Demo of original house, subdivided into 4 separate lots, grading, added infrastructure for utilities, and currently 90% complete in building 4 homes that average 3100 ft².

Property Manager

The Company self manages the property.

Property Revenue

Rental homes will be leased to tenants, leases expected to begin by August 2023.

Property Condition

Construction of homes is in process and expected to be complete by August 2023.

Competition

Real estate in Greenville as a whole, and particularly this close to downtown, has appreciated significantly in the last 5 years. There remains a strong demand for housing, and there is a significant shortage of affordable rentals similar to what we will soon provide.

Financing

Non-recourse Construction loan in place: $2.77M Total Equity: $998,000 (including the ~$300k raised in this offering)

Tenants

The current occupancy rate of the property is. The average dollar amount of monthly rent revenue for 915 + Main, LLC / Union House for the past year is.

Regulation

915 + Main, LLC / Union House is subject to the following regulations:

Government agency	Type of approval	Application Date
Greenville County	Building & Site Permits	January 1, 2022

Ownership

The table below lists the name of each direct or indirect owner of 20% or more of the beneficial ownership interests in 915 + Main, LLC / Union House and the percentage owned:

Name	% owned
Matt McPheely	100.0%

Other Property Information

A previous partner in this entity, Christopher Yuko, was bought out by his other partner, Matthew McPheely, on 3/10/22.

Business Plan

Workforce housing infill development: The property – on 1 acre – is positioned one mile from the core of Main St, on the northern edge of the North Main neighborhood on Rutherford Rd. The project consists of the development of 4 detached homes, each roughly 3000-3200 square feet. Unique Business Model: Union House is meant to fill a gap in the affordable housing market in Greenville. We are providing high quality rental units in an accessible infill location at a workforce housing rate. We accomplish this by renting out each suite and providing shared access to common spaces. This is being done with adaptations of existing homes in various areas around the country; we are providing this solution with intentionality from the outset of construction to maximize the space and affordability.

Managing Entity

Litigation

Intellectual Property
The Company is dependent on the following intellectual property:

Other

The Company conducts business in South Carolina.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matt McPheely

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

CEO January 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Education

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Matt McPheely

All positions and offices held with the Company and date such position(s) was held with start and ending dates.

CEO January 2017-Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates.

Education

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 0 employees in South Carolina.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Class A LLC/Membership Interests
Amount outstanding	10
Voting Rights	The only security with voting rights, held exclusively by Managing Members.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	It does not as currently hold any further than expressed herein.

Type of security	Class B LLC/Membership Interests
Amount outstanding	0
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	This security would dilute other membership interests if issued.

Type of security	Class C LLC/Membership Interests
Amount outstanding	3,085
Voting Rights	None.
Anti-Dilution Rights	None.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A – same securities as offered to the public.

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	A&S Capital
Amount outstanding	$1,918,886
Interest rate and payment schedule	8.00% - Interest-only monthly payments
Amortization schedule	Interest-only for 18-month term
Describe any collateral or security	Property as collateral
Maturity date	November 1, 2023
Other material terms	Construction loan of up to $2,775,000 drawn upon as costs are incurred

Type of debt	Member Debt
Name of creditor	Matt McPheely
Amount outstanding	$233,000.00
Interest rate and payment schedule	TBD
Amortization schedule	TBD
Describe any collateral or security	None
Maturity date	
Other material terms	Contributed capital for initial expenses to be reimbursed to member as funding allows (determined by member Matt McPheely in Tier 3 of use of proceeds described above)

The total amount of outstanding debt of the company is $1,918,886.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
LLC/Membership Interests	3,085	$308,500.00	The Use of Proceeds chart is not inclusive of payments to financial and legal service providers, escrow related fees, and payment in the form of securities to Vicinity, all of which may be incurred in preparation or completion of the campaign and may be due in advance of the closing of the campaign.	August 31, 2022	Regulation CF

Ownership

The Company is owned by Matt McPheely.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Matt McPheely	100.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/2022)

Total Income	Taxable Income	Total Tax
$0.00	$0.00	$0.00

Operations

Financial milestones include the following targets: • Construction loan closing of $2.775 million - April 2022 (complete) • Construction begins - May 2022 (in process) • Reg CF equity raise complete - Summer 2022 • Construction complete, leases begin - Spring 2023 • Permanent loan - November 2023 • Estimated sale of property – 2024 – 2026 (3-5 years) Liquidity and Capital Resources: The Offering proceeds are a key part of our development plan. They will enable us to continue making progress on design, permitting, and site work (approximately 6 months of expense runway). The Company has the following sources of capital in addition to the proceeds from the Offering: - Personal debt and equity investment of Matt McPheely totaling $233,000 and $75,000, respectively. - Construction loan from A&S Capital: currently drawn $1,918,886 of $2,775,000 possible. Total minimum capital needs for the project's viability are estimated at $3.3 million, sourced from the existing capital sources and this Regulation Crowdfunding offering.

The Company intends to achieve profitability in the next 12 months by continuing to pre-lease the homes and complete construction so leases can begin in a timely manner.

Liquidity and Capital Resources

On August 31st, 2022, the Company conducted an offering pursuant to Regulation CF and raised $308,500.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering and the personal investment of its Managing Member, Matthew McPheely.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future: Materials and labor to construct 4 detached homes on the property.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Matt McPheely
Relationship to the Company	CEO / Managing Member
Total amount of money involved	$233,000.00
Benefits or compensation received by related person	
Benefits or compensation received by Company	
Description of the transaction	Member Debt Contributed capital for initial expenses to be reimbursed to member as funding allows (determined by member Matt McPheely in Tier 3 of use of proceeds described above)

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Matt McPheely
(Signature)

Matt McPheely
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Matt McPheely
(Signature)

Matt McPheely
(Name)

CEO
(Title)

August 16, 2023

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

915 + Main, LLC
Statements of Operations
December 31, 2022, 2021, and 2020
unaudited

	2022	2021	2020
SALES	$ 0	$ 0	$ 0
COST OF SALES	0	0	0
GROSS PROFIT	0	0	0
OPERATING EXPENSES:			
Advertising	2,100	7,000	0
Bank Service Charges	67,156	302	740
Commission, Licenses, and Fees	13,875	0	0
Contract Labor (construction)	1,779,676	0	0
Depreciation	0	0	0
Insurance	9,557	0	0
Legal and Accounting	3,750	14,000	0
Landscaping	0	560	600
Payroll Taxes	0	0	0
Property Taxes	5,979	6,507	5,929
Repairs and Maintenance	0	0	0
Office Expense	3,816	0	0
Travel & Meals	0	0	0
Utilities	0	68	318
Wages	0	0	0
Total Operating Expenses	1,885,909	28,437	7,587
NET OPERATING INCOME	$ (1,885,909)	$ (28,437)	$ (7,587)
OTHER INCOME/(EXPENSES)			
Interest income	0	0	0
Interest expense	63,650	13,602	17,490
TOTAL OTHER INCOME/(EXPENSES)	63,650	13,602	17,490
NET INCOME BEFORE TAXES	$ (1,949,559)	$ (42,039)	#######
INCOME TAXES:			
Current	-	-	-
Deferred	-	-	-
NET INCOME	$ (1,949,559)	$ (42,039)	$ (25,077)

915 + Main, LLC
Statements of Financial Position
December 31, 2022, 2021, and 2020
unaudited

		2022		**2021**		**2020**
CURRENT ASSETS:						
Cash and cash equivalents	$	2,615	$	0	$	0
Trade Accounts Receivable		0		0		0
Inventory		0		0		0
Prepaid expenses and other current assets		0		0		0
Total Current Assets		2,615		0		0
PROPERTY AND EQUIPMENT:						
Net Property, Plant and Equipment		480,348		480,348		435,348
Construction in Progress				0		0
Total Long-Term Assets		480,348		480,348		435,348
TOTAL ASSETS	$	482,962	$	480,348	$	435,348
CURRENT LIABILITIES:						
Current Portion of Long-Term Debt	$	0	$	0	$	0
Accounts Payable		0		0		0
Accrued Expenses		218,405		0		0
Credit Cards Payable		0		0		0
Total Current Liabilities		218,405		0		0
DEFFERRED TAX LIABILITY		-		-		-
LONG-TERM LIABILITIES						
Mortgage Payable		1,918,886		336,870		332,000
Shareholder Loan		0		0		0
Total Long-Term Liabilities		1,918,886		336,870		332,000
TOTAL LIABILITIES		2,137,291		336,870		332,000
MEMBER'S EQUITY						
Partners' Capital Accounts						0
Chris Yuko - Capital Account		0		154,244		113,160
Matt McPheely - Capital Account		166,049		154,244		113,160
Vicinity Capital Investors - Capital Account		294,193				
Retained Earnings (Loss)		(2,114,571)		(165,011)		(122,973)
TOTAL MEMBER'S EQUITY		(1,654,329)		143,477		103,348
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	482,962	$	480,347	$	435,348

915 + Main, LLC
Statement of Cash Flow
December 31, 2022, 2021, and 2020
unaudited

	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net Income	$ (1,949,559) $	(42,039) $	(25,077)
Adjustments to Reconcile Net Income			
to Net Cash Flows From Operating Activities:			
Depreciation	-	-	-
Deferred Income Taxes	-	-	-
Decrease (Increase) in Operating Assets:			
Trade Accounts Receivable	-	-	-
Inventory	-	-	-
Prepaid Income Taxes	-	-	-
Increase (Decrease) in Operating Liabilities:			
Accounts Payable	-	-	-
Credit Cards Payable	-	-	-
Total Adjustments	-	-	-
Net Cash Flows From Operating Activities	(1,949,559)	(42,039)	(25,077)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of Property and Equipment		(45,000)	-
Construction in Progress			-
Net Cash Flows From Investing Activities	-	(45,000)	-
CASH FLOWS FROM FINANCING ACTIVITIES:			
Shareholder Loan	-	-	-
Mortgage Loan	1,918,886	4,871	
Partners' Capital Accounts	460,242	82,168	25,077
Net Cash Flows From Financing Activities	2,379,128	87,039	25,077
NET INCREASE (DECREASE) IN CASH	429,569	-	(0)
CASH - BEGINNING	-	-	-
CASH - ENDING	$ 429,569 $	- $	(0)


915 + Main, LLC
Statements of Member's Equity
December 31, 2022, 2021, and 2020
unaudited


	Percentage Interest	2022	2021	2020
MEMBER'S EQUITY	$		$	$
Member's Equity - Beginning Balance		$ 143,477	$ 103,348	$ 103,348
Net Income		$ (1,949,559)	$ (42,039)	$ (25,077)
Member Contributions				
Matt McPheely	36%	11,805	41,084	12,539
Chris Yuko	0%	0	41,084	12,539
Vicinity Capital Investors	64%	294,193		
Member's Withdrawals		(154,244)	-	-
MEMBER'S EQUITY - ENDING		$ (1,654,329)	$ 143,477	$ 103,348